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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Gillings, Dennis B.		Quintiles Transnational Corp. (QTRN)
	4709 Creekstone Drive Suite 200	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			December 16, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Durham, NC 27703 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													5,749,384		D

	Common Stock													13,343		I		by Daughter

	Common Stock													14,200		I		by GFEF

	Common Stock													240,000		I		by Limited Prtnrship

	Common Stock													161,518.895		I		by QTRN ESOP Trust

	Common Stock													259,278		I		by Spouse (1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$14.64

	Stock Option (right to buy)		$20.50

	Stock Option (right to buy)		$33.125

	Stock Option (right to buy)		$33.125

	Stock Option (right to buy)		$38.25

	Stock Option (right to buy)		$38.25

	Stock Option (right to buy)		$53.375

	Stock Option (right to buy)		$53.375

	Stock Option (right to buy)		$42.4375

	Stock Option (right to buy)		$42.4375

	Stock Option (right to buy)		$42.4375

	Stock Option (right to buy)		$35.875

	Stock Option (right to buy)		$35.875

	Stock Option (right to buy)		$22.00

	Stock Option (right to buy)		$22.00

	Stock Option (right to buy)		$29.9375

	Stock Option (right to buy)		$14.25

	Stock Option (right to buy)		$13.4375

	Stock Option (right to buy)		$13.4375

	Stock Option (right to buy)		$29.9375

	Stock Option (right to buy)		$13.4375

	Stock Option (right to buy)		$18.875

	Stock Option (right to buy)		$18.875

	Stock Option (right to buy)		$25.25

	Stock Option (right to buy)		$25.25

	Stock Option (right to buy)		$25.25

	Stock Option (right to buy)		$14.60

	Stock Option (right to buy)		$14.60

	Stock Option (right to buy)		$16.05

	Stock Option (right to buy)		$16.05

	Stock Option (right to buy)		$17.75

	Stock Option (right to buy)		$17.75

	Stock Option (right to buy)		$13.09

	Stock Option (right to buy)		$13.09

	Stock Option (right to buy)		$9.76

	Stock Option (right to buy)		$9.76

	Stock Option (right to buy)		$12.11		12/16/02				A			89,049

	Stock Option (right to buy)		$12.11		12/16/02				A			49,867

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	11/07/99	11/07/05		Common Stock	16,704				16,704		D

	12/31/99	12/31/05		Common Stock	12,000				12,000		D

	02/28/97	12/30/06		Common Stock	5,840				5,840		D

	12/31/00	12/31/06		Common Stock	17,500				17,500		D

	12/31/01	12/31/07		Common Stock	16,971				16,971		D

	03/31/98	12/31/07		Common Stock	7,042				7,042		D

	(2)	12/31/08		Common Stock	18,995				18,995		D

	04/30/99	12/31/08		Common Stock	6,053				6,053		D

	06/07/99	06/07/09		Common Stock	53,371				53,371		D

	05/15/00	06/07/09		Common Stock	3,664				3,664		D

	(3)	06/07/09		Common Stock	23,826				23,826		D

	05/15/00	08/15/09		Common Stock	5,940				5,940		D

	(4)	08/15/09		Common Stock	33,630				33,630		D

	05/15/00	11/15/09		Common Stock	3,188				3,188		D

	(5)	11/15/09		Common Stock	45,697				45,697		D

	(6)	02/15/10		Common Stock	32,787				32,787		D

	04/15/02	04/15/10		Common Stock	539				539		D

	(7)	05/04/10		Common Stock	293,496				293,496		D

	05/04/00	05/04/10		Common Stock	164,358				164,358		D

	05/15/00	02/15/10		Common Stock	2,350				2,350		D

	05/15/01	05/04/10		Common Stock	59,873				59,873		D

	03/31/01	03/31/11		Common Stock	31,020				31,020		D

	(8)	03/31/11		Common Stock	55,393				55,393		D

	06/30/01	06/30/11		Common Stock	22,732				22,732		D

	07/31/01	06/30/11		Common Stock	8,281				8,281		D

	(9)	06/30/11		Common Stock	40,593				40,593		D

	09/30/01	09/30/11		Common Stock	40,597				40,597		D

	(10)	09/30/11		Common Stock	72,494				72,494		D

	(11)	12/31/11		Common Stock	64,880				64,880		D

	12/31/01	12/31/11		Common Stock	36,333				36,333		D

	03/31/02	03/31/12		Common Stock	32,930				32,930		D

	(12)	03/31/12		Common Stock	58,804				58,804		D

	06/15/02	06/15/12		Common Stock	44,909				44,909		D

	(13)	06/15/12		Common Stock	80,195				80,195		D

	09/16/02	09/16/12		Common Stock	62,544				62,544		D

	(14)	09/16/12		Common Stock	111,685				111,685		D

	(15)	12/16/12		Common Stock	89,049				89,049		D

	12/16/02	12/16/12		Common Stock	49,867				49,867		D

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of all shares owned by spouse.

(2) Options vest 25% on 12/31/99, 50% on 12/31/00, 75% on 12/31/01, and 100% on 12/31/02.

(3) Options vest 25% on 06/07/00, 50% on 06/07/01, 75% on 06/07/02, and 100% on 06/07/03.

(4) Options vest 25% on 08/15/00, 50% on 08/15/01, 75% on 08/15/02, and 100% on 08/15/03.

(5) Options vest 25% on 11/15/00, 50% on 11/15/01, 75% on 11/15/02, and 100% on 11/15/03.

(6) Options vest 25% on 02/15/01, 50% on 02/15/02, 75% on 02/15/03, and 100% on 02/15/04.

(7) Options vest 25% on 12/31/01, 50% on 12/31/02, 75% on 12/31/03, and 100% on 12/31/04.

(8) Options vest 25% on 03/31/02, 50% on 03/31/03, 75% on 03/31/04, and 100% on 03/31/05.

(9) Options vest 25% on 06/30/02, 50% on 06/30/03, 75% on 06/30/04, and 100% on 06/30/05.

(10) Options vest 25% on 09/30/02, 50% on 09/30/03, 75% on 09/30/04, and 100% on 09/30/05.

(11) Options vest 25% on 12/31/02, 50% on 12/31/03, 75% on 12/31/04, and 100% on 12/31/05.

(12) Options vest 25% on 03/31/03, 50% on 03/31/04, 75% on 03/31/05, and 100% on 03/31/06.

(13) Options vest 25% on 06/15/03, 50% on 06/15/04, 75% on 06/15/05, and 100% on 06/15/06.

(14) Options vest 25% on 09/16/03, 50% on 09/16/04, 75% on 09/16/05, and 100% on 09/16/06.

(15) Options vest 25% on 12/16/03, 50% on 12/16/04, 75% on 12/16/05, and 100% on 12/16/06.

/s/ Tammy B. Stogner By: Tammy B. Stogner, Attorney in Fact For: Dennis B. Gillings	December 18, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.